Exhibit 99.2

05/05/2011

IBERDROLA POSTS €1 BILLION EARNINGS IN QUARTER FOR FIRST TIME

First quarter 2011 results driven by international expansion as well as efficiency gains and reduced financing costs

Results endorse business model, with major stakeholder benefits: shareholders received €10 billion in dividends between 2000-2010; customers benefitted from 45% improvement in quality of supply in past 10 years; employees from one million training hours last year; suppliers from €14 billion in purchases in 2010 and society in general from €3.5 billion in tax contributions last year

The Group surpassed 45,400 MW in installed capacity and produced more than 39,500 million kWh in the quarter

Liberalized business in Spain affected by lower wholesale prices (20% below the European average) and high taxation (25% of Ebitda)

Corporate development process continued with closing of Elektro acquisition, merger arrangement with IBERDROLA RENOVABLES and a new core shareholder in Qatar Holding

Sales rose 10.4% to €8,483.7 million, Ebitda by 4.4% to €2,273.7 million, operating cash flow by 10.6% to €1,677.7 million and net profit by 10% to €1,014.8 million

IBERDROLA improved its balance sheet profile by reducing debt to €23,278 million from €25,882 million and increasing equity funds to €34,389 million

Liquidity stood at more than €10.7 billion, following the closing of the Elektro transaction

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IBERDROLA recorded a first quarter profit of €1,014.8 million, a record quarterly result and an increase of 10.1% over the same period last year. The results were made possible by international activity, a strategy that has succeeded in smoothing performance fluctuations in different business areas, as well as by a 13% efficiency gain brought about by a new organizational structure, and by a 24% reduction in financing costs.

The first quarter results again reflect a business model that has generated benefits for stakeholders: shareholders have received €10 billion in dividends between 2000-2010, with a total shareholder return of 158%(1); quality of supply has improved 45% in the period; employees received one million training hours last year; purchases from suppliers came to €14 billion in 2010; fiscal contribution last year was €3.5 billion and investments in R&D came to €130 million.

First quarter output came to more than 39,500 million kWh, of which over half was CO2 emission free, with capacity exceeding 45,400 MW. Revenues rose 10.4% to €8,483.7 million, driving a 4.4% rise in Ebitda to €2,273.7 million and one of 10.6% in operating cash flow to €1,677.7 million.

Ebitda was achieved through a low-risk business growth model, in which traditional energy business in Spain contributed just 40%. Increases of 23.8% in regulated business, 4% from Brazil and 2.6% in renewables compensated for a 14% decline in liberalized business affected mainly by a lower contribution from the United Kingdom and a higher fiscal burden. Of total Ebitda, 37.1% came from regulated business, 34.3% from liberalised, 19.9% from renewables, 6.2% from Brazil and 2.5% from other activities.

The central pillars of IBERDROLA’s business model are a concentration in core business (more than 45,400 MW in capacity and 30 million customers), a focus on clean energy where it is world leader with 12,800 MW in capacity, operating efficiency through synergies and economies of scale, and competitive financial management.

The Group’s generating assets around the world produced 39,511 million kWh in the quarter, 3% more than the first quarter average of the past three years, of which more than half was CO2 emission free. The Company’s hydro reserves in Spain came to 8,697 GWh at the end of March.

Despite the difficult operating environment, the Group succeeded in lifting gross margin by 1% to €3,255.7 million, and in bringing operating expenses down 12.1% and thereby reducing the ratio of the two from 27.7% in March 2010 to 24.1% in March 2011. The Group achieved a 13% efficiency gain with the introduction of a new organizational structure aimed at obtaining synergies and economies of scale. Savings from the new structure came to €108 million, centred largely in regulated businesses, especially in the United States, and in the corporate centre. Further scope is available in liberalised and renewables businesses, as well as in Brazil.

The first quarter of 2011 was a key period for fundamental Group objectives which include continued streamlining of its business profile, further international expansion and maximizing financial strength. In this context are the friendly acquisition of Brazilian distribution company Elektro was completed for $2.4 billion, the merger by absorption of IBERDROLA RENOVABLES which is expected to be finalized next July and the incorporation of a new strategic partner, Qatar Holding with a 6.16% shareholding.

Financial management during the quarter sought to underpin balance sheet strength. The Group maintained its ‘A’ rating and reduced net adjusted debt to €23,278 million (excluding the tariff deficit) from €25,882 million in the same period last year. Equity rose to €34,389 million from €30,184 million at the end of December 2010.

Liquidity

The financial result improved 24% in the first quarter to €226.5 million, helped by the company’s geographical diversification which led to it obtaining better funding terms than the Kingdom of Spain, and average debt maturity was increased to 6.1 years from 5.8.

Following the acquisition of Elektro, liquidity stood at €10,737 million having benefited from the placement of the tariff deficit which is under way in Spain. It has received more than €1.8 billion in 2011 with €3,628 million still pending.

These results highlight the positive impact of IBERDROLA’ business model and its international expansion, which have led seen it become Spain’s largest energy group, the leading world wind power company and the fifth largest electricity group worldwide by market capitalization.

Key operating aspects in Q1

1. Group production above quarterly average

Production at 39,511 million kWh was 3% higher than the average for the quarter in the past three years, fruit of the international expansion and characterised by an increased contribution of clean energy technologies.

In particular, there was a solid increase from renewables, which produced 7,636 million kWh, an increase of 12.1%, and contributed 19.3% of all energy generated by the group. Combined cycle gas plants produced 13,889 million kWh, again contributing the largest share with 35.2%. Hydro produced 6,690 million kWh, 16.9% of the total, and nuclear 6,092 million kWh (15.4%).

Of total first quarter production, 52% was CO2 emission free. Emissions came to 237 grammes of CO2 per kWh, in line with those recorded for the same period last year.

IBERDROLA continued to diversify its generating assets around the world, with capacity standing at 45,423 MW. This breaks down into 29% from combined cycle plants, 28.3% from renewable energy, 21.9% from hydro, 10.4% from coal-fired plants, 7.4% from nuclear, 2.7% from cogeneration and 0.3% from fuel oil.

Outside Spain, the Company expanded capacity significantly, with 7,014 MW of installed capacity in the UK, 5,691 MW in the U.S., 5,832 MW in Latin America and another 1,122 MW in the rest of the world. In Spain, capacity stood at 25,764 MW at the end of the period.

Company policy of focusing on clean energy will see new renewables and hydro capacity come on stream in coming years, both in Spain and in other countries including Brazil and Portugal.

2. Strong performance in networks

Group Ebitda from networks business rose 23.8% to €843.8 million, with Spain contributing €399.4 million, an increase of 35.5% and making up 47.3% of the total, the result of adjustments to distribution payments.

In the UK, Ebitda from networks rose 18.9% to €219.4 million, accounting for 26% of the total. This reflected the fruit of new investments (+16%) in the context of the new regulatory framework for distribution which is in effect until 2015.

In the United States, Ebitda from networks rose 11.1% to €225 million, responding in large part to efficiency measures implemented there and the new higher rate structure in New York state which provides stability for the business until 2014.

IBERDROLA USA last September initiated one of the key transmission projects under way in the United States, the $1.4 billion Maine Power Reliability Program which will upgrade electricity connections between this state and Canada.

3. Liberalised business: affected by higher taxation

Ebitda from liberalized business fell 14% in the first quarter to €779.1 million, affected mainly by tighter margins in the UK and higher taxation in Spain. In the home market, Ebitda was 10% higher at €541 million, despite a 45.7% rise in taxation to €135.1 million, a figure that represents 25% of Ebitda in Spain.

Power prices in Spain were around 20% below the European average in the first quarter, leading to higher energy exports.

Installed capacity rose to 25,764 MW from 25,460 MW at the end of the same period last year, while production came to 18,915 million kWh comprising 6,092 million kWh from nuclear plants, 6,074 million from large-scale hydro, and 3,430 million from renewables, 2,198 million from combined cycles, 723 million from cogeneration plants and 398 million from coal-fired plants.

Emissions came to 92 grammes of CO2 per kWh, well below the Group average of 237 grammes, and 82% of all IBERDROLA production in Spain was CO2 emission free.

In the UK, production came to 6,642 million kWh with capacity rising 2.6% to 7,014 MW at the end of March 2011.

Ebitda in Mexico came to €89.7 million, a slight decline of 1.4% due to the sale of Guatemala assets in 2010 which was not offset by greater productivity at combined cycle plants and improved exchange rate factors.

4. IBERDROLA RENOVABLES: record high production

Ebitda from the leading world wind power companynota_pie(2)# rose 2.6% in the quarter to €452.7 million, driven by good performance in the renewables business where Ebitda rose 9.3% to €428.3 million. Production increased 12.1% to 7,636 million kWh, with the United States rising 47.9%, the UK by 23% and the Rest of the World area by 8.5%. Wind energy was again the driving force for the business, making up 97.1% of total production.

Renewables capacity came to 12,834 MW, having incorporated 1,540 MW in the 12 months to end March 2011. Of this new capacity, 58.4% (900 MW) corresponds to the U.S. where installed generation stands at 4,727 MW. Another 275 MW was installed in Spain where capacity stands at 5,841 MW, 176 MW in the UK and 189 MW in the rest of Europe and Latin America. As a result of diversification, 55% of total capacity is outside Spain.

5. Brazil

Ebitda from Brazil rose 4% to €140.3 million, accounting for 6% of the Group total for the quarter. This reflected a 7.5% increase in demand from the Company’s subsidiaries in this country, new hydro capacity and improved exchange rate factors.

IBERDROLA last week closed the friendly acquisition of Brazilian distribution company Elektro for $2.4 billion (€1,636.21 million)nota_pie(3)#, confirming its strategic decision to seek growth in Brazil, one of the key markets in its international strategy.

Elektro is one of the leading electricity distributors in Brazil, operating in the states of Sao Paulo where it is the third largest, and Mato Grosso, serving 2.2 million customers to whom it supplied more than 11,500 GWh in 2010 through a network of 105,800 kms.

The acquisition cements IBERDROLA’s presence in one of Latin America’s highest growth markets, where the Company has operated since 1997, which will provide a platform for further expansion in Brazil in the event of attractive business opportunities arising.

6. Other businesses

Ebitda generated by other Group businesses in the quarter rose 38.6% to €55.6 million, with IBERDROLA ENGINEERING AND CONSTRUCTION accounting for 81% of the total.

The key aspects of first quarter results are an increase in gross margin in a difficult environment which, together with efficiency gains and improved results from financial operations due to lower financing costs, have driven a more than 4% increase in Ebitda and a double-digit rise in IBERDROLA net earnings to exceed €1 billion for the first time in a quarter. The Company thus reaffirms its previously announced expectations for 2011.

IMPORTANT INFORMATION

This announcement is not an offer for sale of securities in the United States, nor in any other jurisdiction. The securities referred to herein may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

“The securities that will be issued or delivered by Iberdrola, S.A. in connection with its merger with Iberdrola Renovables, S.A. (the “Iberdrola Securities”) have not been, and are not intended to be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Iberdrola Securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger between Iberdrola, S.A. and Iberdrola Renovables, S.A. relates to the securities of a Spanish company. The merger in which Iberdrola Renovables, S.A. ordinary shares will be exchanged for Iberdrola, S.A. shares is subject to disclosure requirements of Spain that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Spanish accounting standards and criteria that may not be comparable to those employed by the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Iberdrola, S.A. and Iberdrola Renovables, S.A. are each located in Spain and some or all of their officers and directors may be residents of Spain or other countries different from the U.S. You may not be able to sue a Spanish company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a Spanish company and its affiliates to subject themselves to a U.S. court’s judgment.”

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about IBERDROLA S.A., including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although IBERDROLA, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of IBERDROLA, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of IBERDROLA, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by IBERDROLA, S.A.to the Comisión Nacional del Mercado de Valores.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of IBERDROLA, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to IBERDROLA, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included herein are based on information available on the date this press release. Except as required by applicable law, IBERDROLA, S.A. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(1)	Based on the closing price on 4 May 2011
(2)	Source: Bloomberg New Energy Finance
(3)	Official exchange rate at 27 April 2011 of 1 euro = 1.4668 US dollars

TAGS: results, international, wind power, installations, initiatives, group, renewable energy, shareholders, investors.

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